==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           _____________________

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 11)
                           _____________________

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        |X|    third-party tender offer subject to Rule 14d-1.

        | |    issuer tender offer subject to Rule 13e-4.

        | |    going-private transaction subject to Rule 13e-3.

        | |    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:       |X|

==============================================================================










         This Amendment No. 11 (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation (the "Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at an original offer price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and the Supplement to the Offer to Purchase, dated December 3, 2001 (the "Supplement"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(14), and in the related revised Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(15), which, together with the Offer to Purchase and the Supplement, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (as amended by Amendment No. 1 thereto, dated as of November 30, 2001, the "Merger Agreement"), among the Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Supplement.

         On December 3, 2001, the Purchaser amended the Offer by offering to purchase all of the Shares at an amended price of $1.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement.

Item 1.         SUMMARY TERM SHEET,
Item 4.         TERMS OF THE TRANSACTION, AND
Item 11.        ADDITIONAL INFORMATION.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following thereto:

         The Offer and the Notes Tender Offers expired at midnight, New York City time, on January 7, 2002. Pursuant to the terms of the Offer and the Notes Tender Offers, the Purchaser and Parent have elected to not accept for payment any of the Shares or Notes tendered under the Offer or the Notes Tender Offers because the Minimum Note Condition was not satisfied. All tendered Shares and Notes will be returned to their respective holders in accordance with the procedures of the Depositary. Because such minimum tender conditions were not satisfied, the Merger Agreement between Parent, the Purchaser and the Company has been terminated in accordance with its terms.

         On January 8, 2002, Parent issued a press release relating to the expiration of the Offer and Notes Tender Offers. The full text of this press release is attached hereto as Exhibit (a)(21) and is incorporated herein by reference.

Item 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

         (a)(21) Text of Press Release, dated January 8, 2002, issued by
Parent.





                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TEMPLE-INLAND INC.

                                          By:   /s/ M. Richard Warner
                                               -------------------------------
                                               Name:   M. Richard Warner
                                               Title:  Vice President and Chief
                                                       Administrative Officer

                                          TEMPLE-INLAND ACQUISITION CORPORATION

                                          By:   /s/ M. Richard Warner
                                               -------------------------------
                                               Name:   M. Richard Warner
                                               Title:  Vice President and Chief
                                                       Administrative Officer



Date: January 8, 2002






                                                                EXHIBIT (a)(21)


          TEMPLE-INLAND ANNOUNCES EXPIRATION OF TENDER OFFERS FOR
                       GAYLORD CONTAINER CORPORATION


         AUSTIN, TEXAS, January 8, 2002 - Temple-Inland announced today that its tender offers for all outstanding shares of common stock and notes of Gaylord Container Corporation (the "Company") have expired, in accordance with the terms of the offers, at midnight on Monday, January 7, 2002, because the minimum tender conditions have not been satisfied. Accordingly, Temple-Inland will not accept for payment and will not pay for any tendered shares or notes. All tendered shares and notes will be returned to their respective holders in accordance with the procedures of Computershare Trust Company of New York, the depositary for the tender offers. Because the minimum tender conditions were not satisfied, the merger agreement between Temple-Inland and the Company has been terminated in accordance with its terms.

         Temple-Inland has been advised by the depositary that as of midnight on January 7, 2002, Company stockholders had tendered into the equity offer 47,198,363 shares of common stock, representing approximately 84% of the Company's outstanding common stock. Further, Temple-Inland has been advised by the depositary that as of midnight on January 7, 2002, holders of the Company's notes had tendered into the debt offer notes representing $42,779,000 aggregate principal amount of the 9-3/8% Senior Notes due 2007, $59,639,500 aggregate principal amount of the 9-3/4% Senior Notes due 2007, and $10,085,000 aggregate principal amount of the 9-7/8% Senior Subordinated Notes due 2008.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.2 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFISM) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and traded environmentally sensitive manner. Temple-Inland's common stock (TIN) is on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the common stock or notes of Gaylord. This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and its subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and its subsidiaries.